# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adtalem Global Education Inc, CIK 0000730464
CUSIP: 00737L103
Title of class of securities: Common Stock SH SH
Address of issuer's principal executive offices: 500 West Monroe Street, Chicago, Illinois (IL), 60661
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000936753-22-000003
Filed by CIK 0000936753

## Reporting persons
- Ariel Investments, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,215,284; shared voting power 0; sole dispositive power 1,375,687; shared dispositive power 0; aggregate amount beneficially owned 1,375,687 (3.8% of the class)

## Item 1. Issuer
Name of issuer: Adtalem Global Education Inc
Address of issuer's principal executive offices: 500 West Monroe Street, Chicago, IL 60661

## Item 2. Person Filing
Name of person filing: Ariel Investments, LLC
Address of principal business office or, if none, residence: 200 E. Randolph Street, Suite 2900, Chicago, 60601, United States
Citizenship: DELAWARE LIMITED LIABILITY COMPANY

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,375,687
Percent of class: 3.8
Sole power to vote or to direct the vote: 1,215,284
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,375,687
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Ariel Investments, LLC's adviser clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all securities reported upon this Schedule. None of Ariel Investments, LLC's clients have an economic interest in more than 5% of the subject securities reported upon this Schedule.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ariel Investments, LLC: James Prescott, Vice President, Compliance (08/13/2025)